

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Jilliene Helman
Chief Executive Officer, President and Director
RealtyMogul Apartment Growth REIT, Inc.
10573 W. Pico Blvd.
PMB #603
Los Angeles, CA 90064

> **Re: RealtyMogul Apartment Growth REIT, Inc.**
> **Amended Offering Statement on Form 1-A**
> **Filed December 21, 2022**
> **File No. 024-11298**

Dear Jilliene Helman:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Ambrogi at 202-551-4821 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lauren B. Prevost, Esq.